Exhibit (c)(1)

Banc of America Securities LLC
February 10, 2008
The Board of Directors
Kellwood Company
600 Kellwood Parkway
Chesterfield, Missouri 63017
Members of the Board of Directors:
We understand that Kellwood Company (“Kellwood”) proposes to enter into the Agreement and Plan of Merger, dated February 10, 2008 (the “Agreement”), among Kellwood, Cardinal Integrated, LLC (“Parent”), Cardinal Group Integrated, Inc., a wholly owned subsidiary of Parent (“Merger Sub” and, together with Parent, “Sun Capital”), which provides, among other things, for (i) the tender offer by Parent (the “Offer”) for all outstanding shares of common stock, par value $0.01 per share (the “Kellwood Common Stock”) of Kellwood for $21.00 per share net in cash, and (ii) the subsequent merger (the “Merger” and together with the Offer, the “Transaction”) of Merger Sub with and into Kellwood. The Agreement provides that, pursuant to the Offer and the Merger, stockholders of Kellwood will be entitled to receive consideration equal to $21.00 per share in cash (the “Consideration”) for each share of Kellwood Common Stock held by them, other than (i) shares of Kellwood Common Stock directly or indirectly owned by Sun Capital or Kellwood and (ii) Dissenting Shares (as such term is defined in the Agreement). The terms and conditions of the Transaction are more fully set forth in the Tender Offer Statement on Schedule TO, as amended (the “Offer Document”), originally filed on January 15, 2008 by Parent and SCSF Equities, LLC, and in the Agreement.
You have requested our opinion as to the fairness, from a financial point of view, to the holders of Kellwood Common Stock (other than Sun Capital and their respective affiliates) of the Consideration to be received by such holders in the Transaction.
In connection with this opinion, we have, among other things:
(a)	reviewed certain publicly available business and financial information relating to Kellwood;

(b)	reviewed certain internal financial and operating information with respect to the business, operations and prospects of Kellwood furnished to or discussed with us by the management of Kellwood, including certain financial forecasts relating to Kellwood prepared by the management of Kellwood (such forecasts, “Kellwood Forecasts”);

(c)	discussed the past and current business, operations, financial condition and prospects of Kellwood with members of senior management of Kellwood;
Banc of America Securities LLC, member NYSE/NASD/SIPC, is a subsidiary of Bank of America Corporation

Banc of America Securities LLC, NY1-301-24-04
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(d)	reviewed the trading history for Kellwood Common Stock and a comparison of that trading history with the trading histories of other companies we deemed relevant;

(e)	compared certain financial and stock market information of Kellwood with similar information of other companies we deemed relevant;

(f)	compared certain financial terms of the Transaction to financial terms, to the extent publicly available, of other transactions we deemed relevant;

(g)	considered the fact that Kellwood publicly announced on September 18, 2007 that it would carefully evaluate the Sun Capital proposal, and other alternatives available to Kellwood and the results of our efforts to solicit, at the direction of Kellwood, indications of interest and definitive proposals from third parties (including Sun Capital) with respect to a possible acquisition of Kellwood at a per share purchase price in excess of the Consideration;

(h)	reviewed the Offer Document;

(i)	reviewed the Schedule 14D-9 originally filed on January 28, 2008 by Kellwood;

(j)	reviewed the Agreement; and

(k)	performed such other analyses and studies and considered such other information and factors as we deemed appropriate.
In arriving at our opinion, we have assumed and relied upon, without independent verification, the accuracy and completeness of the financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with us and have relied upon the assurances of the management of Kellwood that they are not aware of any facts or circumstances that would make such information or data inaccurate or misleading in any material respect. With respect to the Kellwood Forecasts, we have been advised by Kellwood, and have assumed, that such forecasts have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of Kellwood as to the future financial performance of Kellwood. We have not made or been provided with any independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Kellwood, nor have we made any physical inspection of the properties or assets of Kellwood. We have not evaluated the solvency of Kellwood or Sun Capital under any state or federal laws relating to bankruptcy, insolvency or similar matters. We have assumed, at Kellwood’s direction, that the Transaction will be consummated in accordance with its terms, without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transaction, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on Kellwood or the contemplated benefits of the Transaction.
We express no view or opinion as to any terms or other aspects of the Transaction (other than the Consideration to the extent expressly specified herein), including, without limitation, the form or structure of the Transaction. Our opinion is limited to the fairness, from a financial point of view, of the Consideration to be received by the holders of Kellwood Common Stock and no opinion or view is expressed with respect to any consideration received in connection with the Transaction by the holders of any other class of securities, creditors or other constituencies of Kellwood. In addition, no opinion or view is expressed with respect to the fairness of the amount, nature or any other aspect of the compensation to any of the officers, directors or employees of any party to the Transaction, or class of such persons, relative to the Consideration. Furthermore, no opinion or view is expressed as to the relative merits of the Transaction in comparison to other strategies or transactions that might be available to Kellwood or in which Kellwood might engage or as to the underlying business decision of Kellwood to proceed with or effect the Transaction. In addition, we express no opinion or recommendation whether any stockholder should tender such stockholder’s shares of Common Stock pursuant to the Offer or as to how any stockholder should vote or act in connection with the Transaction,
We have acted as financial advisor to Kellwood in connection with the Transaction and will receive a fee for our services, a portion of which is payable upon the rendering of this opinion and a significant portion of which is contingent upon consummation of the Transaction. In addition, Kellwood has agreed to reimburse our expenses and indemnify us against certain liabilities arising out of our engagement.
We and our affiliates comprise a full service securities firm and commercial bank engaged in securities trading and brokerage activities and principal investing as well as providing investment, corporate and private banking, asset and investment management, financing and financial advisory services and other commercial services and products to a wide range of corporations and individuals. In the ordinary course of our businesses, we and our affiliates may actively trade the debt, equity or other securities or financial instruments (including bank loans or other obligations) of Kellwood, Sun Capital and certain of their respective affiliates for our own account or for the accounts of customers, and accordingly, we or our affiliates may at any time hold long or short positions in, such securities or financial instruments.
We and our affiliates in the past have provided, currently are providing, and in the future may provide investment banking, commercial banking and other financial services to Kellwood and certain of its affiliates and have received or in the future may receive compensation for the rendering of these services, including (i) having acted or acting as an arranger, bookrunner and agent for, and a lender under, certain credit facilities of Kellwood and certain of its affiliates, (ii) having acted or acting as financial advisor to Kellwood in connection with certain mergers and acquisitions transactions and (iii) having provided or providing certain cash management, trading and foreign exchange services to Kellwood. Additionally, our affiliate, Bank of America, N.A. (“BANA”), and Kellwood entered into an accelerated share repurchase (ASR) agreement (the “ASR Agreement” pursuant to which Kellwood planned to repurchase $80 million of Kellwood Common Stock. The Tender Offer and the position of Kellwood’s Board of Directors set forth in the Schedule 14D-9 may give rise to adjustments to economic terms under the ASR Agreement to reflect the economic impact of such announcements on the ASR transaction, including those relating to BANA’s hedging position under the ASR Agreement.

In addition, we and our affiliates in the past have provided, currently are providing, and in the future may provide investment banking, commercial banking and other financial services to Sun Capital and certain of their respective affiliates (“Sun Capital Companies”) and have received or in the future may receive compensation for the rendering of these services, including having acted or acting as (i) lead arranger for, and lender under, certain credit facilities of certain Sun Capital Companies and (ii) financial advisor to certain Sun Capital Companies in connection with certain mergers and acquisitions transactions.
It is understood that this letter is for the benefit and use of the Board of Directors of Kellwood in connection with and for purposes of its evaluation of the Transaction.
Our opinion is necessarily based on financial, economic, monetary, market and other conditions and circumstances as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion, and we do not have any obligation to update, revise, or reaffirm this opinion. The issuance of this opinion was approved by our Fairness Opinion Review Committee.
Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, we are of the opinion on the date hereof that the Consideration to be received in the Transaction by holders of Kellwood Common Stock (other than Sun Capital and their respective affiliates) is fair, from a financial point of view, to such holders.
Very truly yours,

BANC OF AMERICA SECURITIES LLC

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